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Dodge & Cox Funds

FUND INFORMATION ACCOUNT ACCESS PERFORMANCE & PRICES FORMS & LITERATURE ABOUT DODGE & COX

A focus on lasting value through a disciplined investment approach.

Established in 1930, Dodge & Cox provides professional investment management services to individuals, corporations, retirement funds, and tax exempt institutions through mutual funds and separate accounts.

Our diciplined investment approach is guided by a long-term investment horizon, independent research, and portfolio diversification.

NEWS & UPDATES

STOCK AND BALANCED FUNDS REOPEN

2007 Dividend and Capital Gain Distribution Information

Commentary: Exposure to Subprime Mortgages

Rollover Your Employer-sponsored Retirement Plan to a Dodge & Cox Funds IRA

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

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Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.

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Stock and Balanced Funds Reopen

We decided to reopen the Dodge & Cox Stock Fund and Dodge & Cox Balanced Fund to new investors effective February 4, 2008. These Funds were closed to new investors in 2004, but have remained open to additional investment from existing shareholders.

Our decision to close the two Funds in 2004 was based on “prospective caution,” as the pace of new money coming into Dodge & Cox on a daily basis accelerated throughout 2003. Closing these Funds was successful in slowing the pace of growth, though cash flows into the Funds generally remained positive through mid-2007 as existing shareholders added to their accounts.

Since mid-2007 the volatile investment environment has created what we believe to be many interesting long-term equity and fixed income opportunities. This environment, coupled with weak short-term relative returns, may have contributed to recent redemption activity. Our intent in reopening the Funds is to better balance subscription and redemption activity, so we can capitalize on attractive opportunities while maintaining current positions. We believe there is capacity to accommodate reasonable growth into the foreseeable future.

Our primary objective at Dodge & Cox is to serve our existing clients and shareholders well. We believe that this step, and those that we have taken in the past, supports that objective.

Thank you for the continued confidence you have placed in our firm as an investor in the Dodge & Cox Funds. We welcome your comments and questions.

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This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use. Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.

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Dodge & Cox Funds : Fund Information : All Funds Page 1 of 2

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FUNDS INFORMATION ACCOUNT ACCESS PERFORMANCE & PRICES FORMS & LITERATURE ABOUT DODGE & COX

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Fund Information

Stock Fund International Stock Fund Balanced Fund Income Fund How to Invest

Dodge & Cox manages four no-load mutual funds using the same investment approach we use with our separate accounts. The Funds offer a simple, low-cost way to own a broadly diversified portfolio of stocks and/or fixed-income securities.

Availability STOCK FUND Open INTERNATIONAL STOCK FUND Open BALANCED FUND Open INCOME FUND Open

Objective Long-term growth of principal and income. Long-term growth of principal and income. Regular income, conservation of principal and an opportunity for long- term growth of principal and income. High and stable rate of current income consistent with long- term preservation of capital.

Strategy The Fund invests primarily in a broadly diversified portfolio of common stocks. The Fund invests primarily in a diversified portfolio of equity securities issued by non-U.S. companies. The Fund invests in a diversified portfolio of common stocks, preferred stocks and fixed-income securities. The Fund invests primarily in a diversified portfolio of high-quality bonds and other fixed- income securities.

RELATED DOCUMENTS Prospectus Account Application IRA Plan IRA Application Compensation to Processing Orgs. Proxy Voting Policy Stock and Balanced Funds Reopen

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Dodge & Cox Funds : Fund Information : All Funds Page 2 of 2

Inception Date 1/4/1965 5/1/2001 6/26/1931 1/3/1989

Ticker Symbol DODGX DODFX DODBX DODIX

Total Net Assets $63.3 billion $53.5 billion $26.9 billion $15.9 billion

(As of 12/31/07)

Funds’ Proxy Report (N-PX)

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.

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Dodge & Cox Funds : Stock Fund Page 1 of 2

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FUND INFORMATION ACCOUNT ACCESS PERFORMANCE & PRICES FORMS & LITERATURE ABOUT DODGE & COX

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Stock Fund

Stock Fund International Stock Fund Balanced Fund Income Fund How to Invest

Overview Characteristics Risks Manager Biographies

RELATED DOCUMENTS

Prospectus

Account Application

IRA Plan

IRA Application

Fact Sheet

Shareholder Report

Fund Holdings

Stock and Balanced Funds Reopen

As of February 4, 2008, the Dodge & Cox Stock Fund has reopened to new investors.

OBJECTIVES

The Fund seeks long-term growth of principal and income. A secondary objective is to achieve a reasonable current income.

STRATEGY

The Fund invests primarily in a broadly diversified portfolio of common stocks. In selecting investments, the Fund invests in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. The Fund focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company’s management are weighed against valuation in selecting individual securities.

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FUND FACTS

Fund Inception Date January 4, 1965

Total Net Assets (as of 12/31/2007) $63.3 billion

Expense Ratio (2007) 0.52%

Portfolio Turnover Rate (2007) 27%

Ticker Symbol DODGX

CUSIP 256219106

Minimum Initial Investment $2,500

Minimum Initial IRA Investment $1,000

Minimum Subsequent Investment $100

Distributions Dividends are distributed in March, June, September and December; capital gains, if any, are distributed in December and March.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.

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FUND INFORMATION ACCOUNT ACCESS PERFORMANCE & PRICES FORMS & LITERATURE ABOUT DODGE & COX

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Stock Fund

Stock Fund International Stock Fund Balanced Fund Income Fund How to Invest

Overview Characteristics Risks Manager Biographies

RELATED DOCUMENTS

Prospectus

Account Application

IRA Plan

IRA Application

Fact Sheet

Shareholder Report

Fund Holdings

Stock and Balanced Funds Reopen

STANDARDIZED RETURNS

as of December 31, 2007 (updated quarterly)

1 YEAR 3 YEARS 5 YEARS 10 YEARS 20 YEARS

Stock Fund 0.14% 9.09% 15.41% 11.43% 14.18%

S&P 500 Index 5.51% 8.62% 12.82% 5.91% 11.81%

FUND CHARACTERISTICS

as of December 31, 2007, unless otherwise noted (updated quarterly)

GENERAL INFORMATION ASSET LOCATION

Net Asset Value Per Share $138.26

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Dodge & Cox Funds : Stock Fund Characteristics Page 2 of 3

Total Net Assets (billions) $ 63. 3

Expense Ratio (2007) 0.52%

Portfolio Turnover Rate (2007) 27%

30-Day SEC Yield(a) 1.33%

Fund Inception 1965

PORTFOLIO S&P

CHARACTERISTICS FUND 500

Number of Stocks 85 500

Median Market Capitalization (billions) $26 $13

Weighted Average Market Cap. (billions) $78 $109

Price-to-Earnings Ratio(b) 12.9x 16.3x

Foreign Stocks (%)(c) 19.2% 0.0%

TEN LARGEST HOLDINGS (%)(d) FUND

Hewlett-Packard Co. 4.4

Comcast Corp. 4.0

Wal-Mart Stores, Inc. 3.4

Wachovia Corp. 3.3

Sanofi-Aventis (France) 3.1

Sony Corp. (Japan) 3.0

News Corp. 3.0

Motorola, Inc. 3.0

Matsushita Electric Industrial Co., Ltd. (Japan) 2.9

Chevron Corp. 2.8 S&P

Stocks 98.7%

Cash Equivalents 1.3%

SECTOR DIVERSIFICATON (%) FUND 500

Consumer Discretionary 21.6 8.5

Health Care 20.8 12.0

Information Technology 16.2 16.7

Financials 14.4 17.7

Energy 10.0 12.9

Industrials 6.1 11.5

Consumer Staples 4.4 10.2

Materials 3.8 3.3

Telecommunication Services 1.4 3.6

Utilities 0.0 3.6

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Dodge & Cox Funds : Stock Fund Characteristics Page 3 of 3

(a) SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.

(b) Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.

(c) Foreign stocks are U.S. dollar-denominated.

(d) The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Standard & Poor’s 500 (S&P 500) is a broad-based unmanaged measure of common stocks. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.

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Dodge & Cox Funds : Balanced Fund Page 1 of 2

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FUND INFORMATION ACCOUNT ACCESS PERFORMANCE & PRICES FORMS & LITERATURE ABOUT DODGE & COX

Balanced Fund

Stock Fund International Stock Fund Balanced Fund Income Fund How to Invest

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RELATED DOCUMENTS

Prospectus

Account Application

IRA Plan

IRA Application

Fact Sheet

Shareholder Report

Fund Holdings

Stock and Balanced Funds Reopen

Overview Characteristics Risks Manager Biographies

As of February 4, 2008, the Dodge & Cox Balanced Fund has reopened to new investors.

OBJECTIVES

The Fund seeks regular income, conservation of principal and an opportunity for long-term growth of principal and income.

STRATEGY

The Fund invests in a diversified portfolio of common stocks, preferred stocks and fixed-income securities.

Stocks — The Fund invests in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. Under normal circumstances the Fund will hold no more than 75% of its total assets in stocks. The Fund focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and

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competence of a company’s management are weighed against valuation in selecting individual securities.

Fixed Income Securities — The Fund primarily invests in a diversified portfolio of primarily investment-grade fixed income securities, including U.S. government obligations, mortgage and asset-backed securities, corporate bonds, collateralized mortgage obligations and others. To a lesser extent, the Fund may also invest in below investment-grade fixed income securities.

FUND FACTS

Fund Inception Date June 26, 1931

Total Net Assets (as of 12/31/2007) $28.8 billion

Expense Ratio (2007) 0.53%

Portfolio Turnover Rate (2007) 27%

Ticker Symbol DODBX

CUSIP 256201104

Minimum Initial Investment $2,500

Minimum Initial IRA Investment $1,000

Minimum Subsequent Investment $100

Distributions Dividends are distributed in March, June, September and December; capital gains, if any, are distributed in December and March.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.

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FUND INFORMATION ACCOUNT ACCESS PERFORMANCE & PRICES FORMS & LITERATURE ABOUT DODGE & COX

Balanced Fund

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Stock Fund International Stock Fund Balanced Fund Income Fund How to Invest

Overview Characteristics Risks Manager Biographies

STANDARDIZED RETURNS

as of December 31, 2007 (updated quarterly)

1 YEAR 3 YEARS 5 YEARS 10 YEARS 20 YEARS

Balanced Fund 1.74% 7.28% 11.72% 9.85% 12.18%

Combined Index(a) 6.22% 7.07% 9.50% 6.26% 10.33%

FUND CHARACTERISTICS

as of December 31, 2007, unless otherwise noted (updated quarterly)

GENERAL INFORMATION ASSET ALLOCATION

Net Asset Value Per Share $81.00

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RELATED DOCUMENTS

Prospectus

Account Application

IRA Plan

IRA Application

Fact Sheet

Shareholder Report

Fund Holdings

Stock and Balanced Funds Reopen

Dodge & Cox Funds : Balanced Fund Characteristics Page 2 of 4

Total Net Assets (billions) $26.9

30-Day SEC Yield(b) 2.83%

Expense Ratio (2007) 0.53%

Portfolio Turnover Rate (2007) 27%

Fund Inception 1931

Stocks 65.9%

Cash Equivalents 1.1%

Fixed Income Securities 33.0%

STOCK PORTFOLIO (65.9% OF FUND)

STOCK CHARACTERISTICS FUND TEN LARGEST STOCKS (%)(e) FUND

Number of Stocks 85 Hewlett-Packard Co. 3.0

Median Market Capitalization (billions) $26 Comcast Corp. 2.7

Price-to-Earnings Ratio(c) 12.9x Wal-Mart Stores, Inc. 2.2

Foreign Stocks (%)(d) 12.7% Wachovia Corp. 2.2

FIVE LARGEST SECTORS (%) FUND Sony Corp. (Japan) 1.9

Consumer Discretionary 14.4 Sanofi-Aventis (France) 1.9

Health Care 13.6 Matsushita Electric Industrial Co., Ltd. (Japan) 1.9

Information Technology 10.9 News Corp. 1.9

Financials 9.7 Motorola, Inc. 1.9

Energy 6.6 Chevron Corp. 1.8

FIXED INCOME PORTFOLIO (33.0% OF FUND)

FIXED INCOME CHARACTERISTICS FUND SECTOR DIVERSIFICATION (%) FUND

Number of Fixed Income Securities 332 U.S. Treasury & Government Related 2.2

Effective Maturity 6.7 Years Mortgage-Related Securities 16.2

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Effective Duration 4.0 Years Asset-Backed Securities 0.8

Corporate 13.8

CREDIT QUALITY (%)(f) FUND FIVE LARGEST CORPORATE FIXED INCOME ISSUERS (%)(e) FUND

U.S. Government and Government Related 18.4 GMAC, LLC 1.4

Aaa 1.5 Ford Motor Credit Co. 0.9

Aa 2.8 Wachovia Corp. 0.8

A 2.0 HCA, Inc. 0.8

Baa 4.4 TimeWarner, Inc. 0.8

Ba 2.0

B 1.1

Caa 0.8

Average Quality Aa3

(a) The Combined Index reflects an unmanaged portfolio of 60% of the Standard & Poor’s 500 Index, which is a widely recognized, unmanaged index of common stock prices, and 40% of the Lehman Brothers Aggregate Bond (LBAG) Index, which is a widely recognized unmanaged index of U.S. dollar-denominated investment-grade fixed income securities. The Fund may, however, invest up to 75% of its total assets in stocks.

(b) SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.

(c) Price-to-earnings (P/E) ratio is calculated using 12-month forward earnings estimates.

(d) Foreign stocks are U.S. dollar-denominated.

(e) The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

(f) Credit quality ratings are from Moody’s Investor Services. If no Moody’s rating is available, the Standard & Poor’s rating is reported. If unrated, the investment manager determines a comparable rating. In calculating average quality, the investment manager assigns ratings to U.S.

Government and Government Related securities that are higher than the ratings assigned to securities rated Aaa. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such

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Dodge & Cox Funds : Balanced Fund Characteristics Page 4 of 4

as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use. Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.

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FUND INFORMATION ACCOUNT ACCESS PERFORMANCE & PRICES FORMS & LITERATURE ABOUT DODGE & COX

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RELATED DOCUMENTS

Prospectus

Account Application

IRA Plan

IRA Application

PROSPECTUS AND APPLICATIONS

Prospectus dated May 1, 2007 as Supplemented on February 4, 2008

Combined Prospectus and Account Application for the Dodge & Cox Stock Fund, Dodge & Cox International Stock Fund, Dodge & Cox Balanced Fund and Dodge & Cox Income Fund.

Statement of Additional Information (SAI) dated May 1, 2007

The SAI provides more detailed information about the Funds and is incorporated by reference into (and thus is legally a part of) the Prospectus.

Regular Account Application

Account Application for the Dodge & Cox Stock Fund, Dodge & Cox International Stock Fund, Dodge & Cox Balanced Fund and Dodge & Cox Income Fund.

IRA Plan—Including Rollover Forms & Information

IRA Plan includes traditional and Roth IRA Plan, an IRA Account Application and a Transfer of Assets Form. (Also includes Dodge & Cox Funds’ and State Street Bank & Trust Company’s Privacy Policies).

IRA Account Application

Download the IRA Application to open a Traditional, Roth or SEP IRA.

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SHAREHOLDER SERVICES FORMS

Account Options Form

Download this form to add options to your existing Dodge & Cox Funds account. Services you may add are: Automatic Investment Plan; Systematic Withdrawal Plan; and Investment, Redemption and Exchange by Telephone options.

Change of Registration Form

Download this form to:

Change an individual account to a joint tenant account

Change a joint tenant account to an individual account

Change a individual or joint tenant account to a trust account

Change an UGMA/UTMA account to an individual account (minor reaches age of majority)

Change custodian of UGMA/UTMA account

Change name of account owner

Change registration to reflect Power of Attorney

Gift or Transfer of Shares Form

Download this form to make a gift or transfer Dodge & Cox Funds shares to an individual or non-profit organization.

Indemnification and Corporate/Organization Resolution Form

Download this form to certify the list of individuals authorized to act on behalf of a corporation, organization or partnership for accounts in the Dodge & Cox Funds.

Transfer on Death Beneficiary Designation Form

Download this form to designate a beneficiary(ies) (or change a previously made designation) for your individual or joint tenant (with rights of survivorship) account in the Dodge & Cox Funds. A transfer on death (TOD) registration, in the event of your death, allows your account to be distributed directly to the beneficiaries you designate, outside of probate and without the need for a trust. The Terms and Conditions for Transfer on Death Beneficiary Designation is also included.

Account Linking Form

Download this form to link related accounts together. After linking your accounts, you will receive one quarterly statement for all of your accounts. It will also be easier for you to view all of your account information in the Account Access portion of our web site.

INDIVIDUAL RETIREMENT ACCOUNT-SPECIFIC FORMS

IRA Account Options Form

Download this form to add options to your existing Dodge & Cox Funds IRA account. Services you may add are: Automatic Investment Plan and Investment, Redemption and Exchange by Telephone options.

IRA Beneficiary Designation Form

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Dodge & Cox Funds : Download Forms Page 3 of 3

Download this form to designate a beneficiary or change the beneficiary designation on your existing Dodge & Cox Funds IRA.

IRA Distribution Request Form

Download this form to make one or more distributions from your existing Dodge & Cox Funds traditional or Roth IRA.

IRA Recharacterization Form

Download this form to recharacterize all or part of an IRA conversion or contribution that you made to a Dodge & Cox Funds IRA.

IRA Transfer of Assets / Rollover Request Form

Download this form to:

Transfer assets from a non-Dodge & Cox Funds traditional or Roth IRA to an existing Dodge & Cox Funds traditional or Roth IRA. (You cannot use this form to convert assets from your Dodge & Cox Funds traditional IRA to a Roth IRA.)

Request a Rollover from your employer-sponsored retirement plan.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.

https://www.dodgeandcox.com/forms_download.asp 2/5/08

FOR IMMEDIATE RELEASE

Contact: Kristen Harlow

Dodge & Cox 555 California Street, 40th Floor

San Francisco, CA 94104

(415) 981-1710

www.dodgeandcox.com

Dodge & Cox Stock Fund and Dodge & Cox Balanced Fund to Reopen to New Investors

San Francisco, CA— February 1, 2008: The Board of Directors of Dodge & Cox announced today that the Dodge & Cox Stock Fund and Dodge & Cox Balanced Fund will reopen to new investors effective Monday, February 4, 2008. These Funds were closed to new investors in 2004, but have remained open to additional investment from existing shareholders.

The decision to close the two Funds in 2004 was based on “prospective caution,” as the pace of new money coming into Dodge & Cox on a daily basis accelerated throughout 2003. Closing these Funds was successful in slowing the pace of growth, though cash flows into the Funds generally remained positive through mid-2007 as existing shareholders added to their accounts.

Since mid-2007 the volatile investment environment has created what Dodge & Cox believes to be many interesting long-term equity and fixed income opportunities. This environment, coupled with weak short-term relative returns, may have contributed to recent redemption activity. Dodge & Cox’s intent in reopening the Funds is to better balance subscription and redemption activity, so the Fund can capitalize on attractive opportunities while maintaining current positions. Dodge & Cox believes there is capacity to accommodate reasonable growth into the foreseeable future.

Chairman and Chief Executive Officer John Gunn commented on the Funds’ reopening, “Our primary objective at Dodge & Cox is to serve our existing clients and shareholders well. We believe that this step, and those that we have taken in the past, supports that objective.”

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Dodge & Cox was founded in 1930 and managed over $235 billion for individual and institutional investors in mutual fund and private accounts as of December 31, 2007. Dodge & Cox is one of the largest privately owned investment advisers in the United States. For more information on the Dodge & Cox Funds please visit our website www.dodgeandcox.com or call Kristen Harlow at 415-981-1710.

# # #

Editor’s Note: Securities and Exchange Commission regulations require the following statement in this press release: For more information about the Dodge & Cox Funds, including risks, charges and expense, please call Dodge & Cox Funds at 800-621-3979 for a prospectus. Please read the prospectus carefully before you invest or send money. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.